FOR IMMEDIATE RELEASE	July 13, 2023

Micromem Receives ARTRA Gas Specifications

Toronto, Ontario and New York, New York, July 13, 2023 - Micromem Technologies Inc. (CSE: MRM) (OTCQB: MMTIF) ("Micromem") ("the Company") is pleased to announce it has received the detailed specifications for an ARTRA natural gas unit (the "Unit") which is to be delivered to Romania. The Unit specifications will allow for the Company's first sale of a diagnostic ARTRA unit relating to natural gas wells.  This Unit, which is now being costed, will be built in California by our engineering partner firm, Entanglement Technologies. The Unit will be utilized for testing purposes and to assess the viability for widespread adoption and use in operating gas wells; it is intended to be an integral component of an interconnected smart network for commercial gas wells. This opportunity to expand Micromem's market for the ARTRA unit to the natural gas well market is a logical extension of Micromem's initiatives in the energy sector; it provides the Company the opportunity, going forward, to advance the development of a comprehensive analytics capability for  operating gas and oil wells.

The Company  believes that the  potential  opportunity  for  this  Unit  in Romania  is  considerable; our  estimate is  that  there are  in excess  of  10,000 operating  gas wells in Romania. Micromem expects that it will receive a purchase order for this Unit over the next several weeks. This follows the purchase order for the oil well unit that Micromem previously announced on July 5th.  Micromem is expecting follow up specifications for additional units to follow with additional purchase orders.

About Micromem.

Micromem Technologies Inc. and its subsidiaries, a publicly traded (OTC QB: MMTIF, CSE: MRM), company analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated sensor applications, the Company successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing and other industries. Visit www.micromeminc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company's actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words "believe," "expect," "anticipate," "estimate," "project," "plan," "should," "intend," "may," "will," "would," "potential," and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing:  NASD OTC-QB - Symbol: MMTIF

 CSE - Symbol: MRM

Shares issued 505,526,137

SEC File No: 0-26005

Investor Contact:  info@micromeminc.com; Tel. 416-364-2023 Subscribe to receive News Releases by Email on our website's home page.  www.micromeminc.com